

June 24, 2024

U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549

RE: NEOS ETF Trust
          Issuer CIK: 0001848758
          Issuer File Number: 333-253997 / 811-23645
          Form Type: 8-A12B
          Filing Date: June 24, 2024

To Whom It May Concern:

Please be advised that Cboe BZX Exchange, Inc. has received an application dated June 14, 2024, from the above-referenced issuer and has approved the following securities for listing on Cboe BZX Exchange, Inc. ("Exchange"):

- NEOS Russell 2000 High Income ETF (IWMI)

In order to facilitate timely listing, the Exchange requests acceleration of registration of these securities under Rule 12d1-2 of the Securities Exchange Act of 1934, as amended. If there are any questions, please call me at (847) 404-1322. Your assistance is greatly appreciated.

Sincerely,

Bianca Stodden

Bianca Stodden
Senior Analyst, Listing Qualifications